EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective January 1, 2002, the Treasury Cash Fund of Monarch Funds adopted an investment policy of investing substantially all of its assets in a portfolio of another mutual fund that under normal circumstances invests 80% of the value of its net assets and borrowings for investment purposes in securities issued or guaranteed by the U.S. Treasury or in repurchase agreements covering those securities

Effective January 1, 2002, the Government Cash Fund of the Monarch Funds adopted an investment policy of investing substantially all of its assets in a portfolio of another mutual fund that under normal circumstances invests 80% of the value of its net assets and borrowings for investment purposes in securities issued or guaranteed by the U.S. Government, or in repurchase agreements covering those securities